

Micromem Technologies Inc.
777 Bay Street, Suite 1910
Toronto, ON M5G 2C8

Telephone: 416-364-6513
Facsimile: 416-360-4034
www.micromeminc.com

Micromem is moving to Integration Phase for the Memory Technology

Listing: NASD OTC-Bulletin Board – Symbol: "MMTIF"
Shares issued: 51,582,187 (as of May 12, 2004)
SEC File No: 0-26005

Toronto, Ontario: May 13, 2004

Micromem is pleased to report that it continues to make progress towards the company's goal of developing a commercially viable memory device.   Micromem's target memory, for the initial stage of it's marketing objective, is a memory capable of being utilized in the Radio Frequency Identification (RFID) sector.

Summary of Status Prior to the Current Period:

Micromem's last press release dated February 2, 2004 reported that the company was able to successfully fabricate, an array of micro magnets that were suitable for the company's target memory application. Using a Superconducting Quantum Interference Device (SQUID) magnetometry, the company was able to verify the functionality of the magnets. In other words we can target and address a specific magnet in the array. The following graph and photo have been added to show the array and the results of the testing.




Figure 1: Array of Micromagnets and Hysteresis Loop

During the sensor fabrication phase of the company's research, we successfully fabricated a prototype Hall sensor. Upon the completion of the testing of these new prototypes, a predictable performance standard was accomplished. The company is now capable moving to more complex sensor structures, which can be designed using these established principals.



Figure 2: GaAs Greek Cross Hall Sensor with AuGe Contact

As a result of these two earlier milestones, Micromem has been able to achieve a base line of reliability, which is a new standard. This new standard allows the company to move forward onto successively more sophisticated structures.

The third major milestone achieved in the prior period has been dedicated to the read/write system for the memory device. To be able to address each magnetic element, it was necessary to develop a process for the fabrication of a coaxial coil, which is the component that flips the polarity of the individual bit. After several fabrication attempts, the company was successful in demonstrating a circuit based on our new design. This circuit is comprised of a main electrical path supporting four magnet spots with electroplating current as well as four flipping loops with their electrical paths and contact pads for wire bonding. Below are photographs illustrating the new designs.



Figure 3

Micromem is pleased with the progress that the research team, headed up by Dr. Ruda (Director, Centre for Nanotechnology at the University of Toronto) is making with the development of the memory device. For the first time the company has the three main elements of this memory technology (the magnetic bit, the sensor and the read/write system) well in hand and is now able to move to the next level of work to be accomplished. Dr. Ruda states " **It has been exciting**

working in a new field of research, the progress we have made in bringing magnetic memory forward I believe will add to the memory industry as a whole and I am excited by the prospects of the integration phase of our program".

Current Phase Work:

The next steps in the company's research work entail moving to a next generation sensor structure. Establishing the performance of a magnet loop system, this will allow the researchers to select the appropriate materials and structures for a switchable (rewritable) magnetization element. The next major milestone will include integrating the magnet and a sensor system, initially a hybrid (or bonding) scheme and finally a fully integrated system utilizing the three major components.

We are confident that Micromem's research team at the University of Toronto, headed by Dr. Harry Ruda, is on the correct path to successfully completing its objectives.

Information

For further information, please contact Joseph Fuda, President and C.E.O., at tel. 1-877-388-8930. For information about Micromem please visit our web-site at: www.micromeminc.com.

Statements in this news release that are not historical facts, including statements about plans and expectations regarding products and opportunities, demand and acceptance of new or existing products, capital resources and future financial results are forward-looking. Forward-looking statements involve risks and uncertainties, which may cause the Company's actual results in future periods to differ materially from those expressed. These uncertainties and risks include changing consumer preferences, lack of success of new products, loss of the Company's customers, competition and other factors discussed from time to time in the Company's filings with the Securities & Exchange Commission.

No securities regulatory authority has approved or disapproved of this news release.

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